UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HPS Corporate Lending Fund
(Name of Issuer)
HPS Corporate Lending Fund
(Name of Person(s) Filing Statement)
Class I, Class D, Class S and Class F Shares of Beneficial Interest
(Title of Class of Securities)
40440V303, 40440V204, 40440V105 and 40440V402
(CUSIP Number of class of securities)

Yoohyun K. Choi
HPS Advisors, LLC
40 West 57th Street, 33rd Floor
New York, NY 10019

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Richard Horowitz, Esq.
Dechert LLP

Three Bryant Park, 1095 Avenue of the Americas
New York, NY 10036

February 3, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 3, 2026 by HPS Corporate Lending Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 24,646,802 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, Class S common shares of beneficial interest and Class F common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share of the applicable Class as of March 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):

1.The Offer expired at 11:59 p.m., Eastern Time, on March 4, 2026.

2. 45,605,292 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 24,646,802 Shares on a pro rata basis based on the number of tendered Shares, representing 5% of the Shares of the Fund outstanding as of December 31, 2025.

3.The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.79.

4.The payment of the purchase price of the Shares tendered was made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about April 30, 2026 to the tendering Shareholders a total of $610,842,766, representing the net asset value as of March 31, 2026 of the total amount of Shares tendered by Shareholders and accepted for purchase by the Fund upon the terms and subject to the conditions set forth in the Offer to Purchase. The Shares were repurchased as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HPS CORPORATE LENDING FUND
By:    /s/ Robert Busch
Name:    Robert Busch
Title:    Chief Financial Officer and Principal Accounting Officer
Dated: May 1, 2026

EXHIBIT INDEX
Exhibit
EX-FILING FEES Calculation of Filing Fee Tables

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